Exhibit 99.1

Innate Pharma Announces New Clinical Data for Lacutamab and SAR443579/IPH6101 at ASH 2023

  Positive results from the TELLOMAK Phase 2 Trial with lacutamab in heavily pretreated patients with relapsed and refractory Sézary syndrome selected for oral presentation
  Preliminary monotherapy lacutamab Phase 1b clinical data and pre-clinical combinability data in patients with peripheral T-cell lymphoma
  Presentation on SAR443579 / IPH6101, a potential first-in-class NKp46/CD16-based NK cell engager targeting CD123; SAR443579 / IPH6101 is ANKET® platform lead asset and under development by partner Sanofi, which demonstrated clinical remissions

MARSEILLE, France--(BUSINESS WIRE)--November 3, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that several abstracts, including one oral presentation, have been selected for the 65th ASH (American Society of Hematology) Annual Meeting and Exposition, taking place December 9-12, 2023 in San Diego, California.

Lacutamab in patients with T-cell Lymphomas

  Abstract details from the TELLOMAK Phase 2 Trial in Patients with Advanced Sézary syndrome include:

The oral presentation will highlight the results from Cohort 1, designed to evaluate safety and efficacy of single agent lacutamab in 56 patients with relapsed/refractory Sézary syndrome after at least two prior systemic therapies including mogamulizumab. At the data cut-off of May 1, 2023, with a global confirmed Objective Response Rate (ORR) of 37.5% (n=21; 95% CI 26.0-50.6) including 2 Complete Responses (CRs), confirmed ORR in skin of 46.4% (n=26; 95% CI 34.0-59.3) including 5 CRs and confirmed ORR in blood of 48.2% (n=27; 95% CI 35.7-61.0) including 15 CRs, data confirm that lacutamab monotherapy shows promising clinical activity in a heavily pre-treated relapsed/refractory population previously treated with a median of 6 prior lines (range 2-15), including mogamulizumab, and an overall favorable safety profile. Clinical Benefit Rate (CBR, defined as CR+PR+SD) was 87.5% (n=49; 95% CI 76.4-93.8). Median PFS was 8.0 months (95% CI 4.7, 21.2). Continued evaluation of this promising new targeted treatment option for patients with Sezary Syndrome is warranted.

  Preliminary Monotherapy Clinical Data and Pre-Clinical Combinability Data in Patients with Peripheral T-Cell Lymphoma (PTCL):

The poster will display preclinical combination data supporting anti-tumor activity and rationale for the exploration of lacutamab in combination with approved and novel therapies in patients with PTCL. Preliminary monotherapy data from an ongoing Phase 1b study in PTCL is also presented.

SAR443579/IPH6101 in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplasia (HR-MDS) (from a Joint Research Collaboration with Sanofi)

A presentation from the Sanofi oncology pipeline at ASH includes updated efficacy and safety results from an open-label, first-in-human, dose-escalation study of an investigational CD123 targeting Natural Killer Cell Engager (NKCE). Results investigating SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs, including relapsed or refractory acute myeloid leukemia, B-cell acute lymphoblastic leukemia and high-risk myelodysplasia show data across all dose levels tested. Observed clinical remissions will also be presented. Abstract details include:

As of July 5, 2023, 43 patients (42 R/R AML and 1 HR-MDS) across 8 Dose Levels (DLs) at 10 – 6000 μg/kg/dose were included. Patients had received a median of 2.0 (1.0 – 10.0) prior lines of treatment with 13 patients (30.2%) reporting prior hematopoiectic stell cell transplantation and 36 patients (83.7%) with prior exposure to venetoclax. In DLs with a highest dose of 1000 μg/kg QW, 5/15 (33.3%) patients achieved a CR (4 CR / 1 CRi) as of the cut-off date. Data from PK/PD and in vitro mechanistic analyses studying dose-response relations will also be presented. SAR443579 was well tolerated up to doses of 6000 μg/kg QW with observed clinical benefit in patients with R/R AML. The results are consistent with the predicted favorable safety profile.

ASH abstract details:

Lacutamab

  Oral Presentation

  Publication Number: 185
  Title: Lacutamab in Patients with Relapsed and Refractory Sézary Syndrome: Results from the Tellomak Phase 2 Trial
  Session Name: 624. Hodgkin Lymphomas and T/NK Cell Lymphomas: Clinical and Epidemiological: Topics in T Cell, Sezary and Hodgkin Lymphomas
  Session Date and Time: Saturday, December 9, 2023 3:00 PM
  Presenter: Prof Porcu
  Room: Manchester Grand Hyatt San Diego, Grand Hall B
  Poster session

  Publication Number: 3072
  Title: Strategies to Develop Anti-KIR Mab Lacutamab in Patients with Peripheral T-Cell Lymphoma: Preliminary Monotherapy Clinical Data and Pre-Clinical Combinability Data
  Session Name: 624. Hodgkin Lymphomas and T/NK cell Lymphomas: Clinical and Epidemiological: Poster II
  Session Date: Sunday, December 10, 2023
  Presentation Time: 6:00 PM - 8:00 PM
  Location: San Diego Convention Center, Halls G-H

SAR443579 / IPH6101 (Sanofi collaboration)

Publication Number: 3474
Title: First-in-Human Study of the CD123 NK Cell Engager SAR443579 in Relapsed or Refractory Acute Myeloid Leukemia, B-Cell Acute Lymphoblastic Leukemia or High Risk-Myelodysplasia: Updated Safety, Efficacy, Pharmacokinetics and Pharmacodynamics
Session Name: 704. Cellular Immunotherapies: Early Phase and Investigational Therapies: Poster II
Session Date: Sunday, December 10, 2023
Presentation Time: 6:00 PM-8:00 PM
Location: San Diego Convention Center, Halls G-H

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

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This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

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